

February 23, 2012

Via E-mail
Chet Idziszek
Chief Executive Officer
Oromin Explorations, Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C., Canada, V6E 2E9

      Re: **Oromin Explorations, Ltd.**
                   Form 20-F for Fiscal Year Ended February 28, 2011
                   Filed September 12, 2011
                   Form 6-K furnished November 14, 2011
                   File No. 000-30614

Dear Mr. Idziszek:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K furnished November 14, 2011

Exhibit 99.1 – Unaudited Interim Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements, page 6

16. Transition to IFRS, page 22

Notes to Reconciliation, page 31

(a) Basis of Consolidation, page 31

1.   We note that under IFRS, the Company has elected to apply the equity method to account for its interest in OJVG. Please confirm to us and clarify in future filings whether the

OJVG financial information (Note 5) was prepared under IFRS or Canadian GAAP and how you assess the equity method investee for impairment under IFRS.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining